

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Ray Chen
Chief Executive Officer
FutureTech II Acquisition Corp.
128 Gail Drive
New Rochelle, NY 10805

> **Re: FutureTech II Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 17, 2024**
> **File No. 001-41289**

Dear Ray Chen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ruth Jin, Esq.